UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at January 9, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 9, 2007

Print the name and title of the signing officer under his signature.

---

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO RAISES BID FOR bcMETALS TO $1.15, DROPS KEY CONDITIONS

January 9, 2007, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX:TKO; AMEX:TGB) announced today that it is raising its bid for the shares of bcMetals Corporation ("bcMetals") to $1.15 from $1.10 and that Taseko has dropped the litigation opinion condition, as well as the condition regarding the proposed joint venture between bcMetals and Global International Jiangxi Copper Company Limited ("Jiangxi"), from its bid. The newly varied Taseko bid now exceeds the bid from Imperial Metals Corporation ("Imperial"), closes sooner and contains completion conditions which match or are superior to Imperial's bid. A Notice of Variation and Extension (No. 2) is being mailed today and has a January 19th, 2007 expiry date.

Taseko CEO Russ Hallbauer commented "Taseko's bid is now clearly superior to Imperial's bid in price, conditions and timing. Unlike Imperial's bid, Taseko's bid is not conditional on matters arising out of the bcMetals/Imperial Support Agreement, the rejection of the Jiangxi joint venture transaction nor other conditions which Imperial has included."

Taseko also announced today that it purchased 43,800 bcMetals shares through the TSX Venture Exchange at a price of $1.12 per share bringing its total holdings in bcMetals to 1,918,600 shares (4.99%) at an average price of $1.01.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

  This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward oriented information includes the timing of making a take-over bid and the uncertainties of it in regards to its possible success and related regulatory approvals. Mining is a risky business and actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

For further information on the Company, Investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov.